SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF JUNE 2001

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
                            -7 ANDAR, BRASILIA, D.F.
                          FEDERATIVE REPUBLIC OF BRAZIL
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F   X    Form 40-F
                                  -----            -----

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                              Yes        No   X
                                  -----     -----
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                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                           CNPJ/MF 02.558.132/0001-69

                              PUBLICLY HELD COMPANY


                                  RELEVANT FACT

In the meeting held on June 22, 2001 and based on the provisions under Article 17 / VII of the Company' Bylaws and on CVM instructions 10/80, 268/97 and 299/99, the Board of Tele Centro Oeste Celular Participacoes S.A. decided to purchase at market value 28,150,000,000 shares issued by this company, of which 4,750,000,000 common shares and 23,400,000,000 preferred shares, representative of up to 10% of outstanding common shares and up to 10% of the outstanding preferred shares, for cancellation or permanence in treasury and future sale, with no reduction in Share Capital. The Board is responsible for defining the moment for the acquisition and the amount of shares to be effectively purchased. The acquisitions aim to invest available cash resources whenever their price does not adequately reflect the Company's financial and economic performance. The authorization will remain effective for a maximum period of three months beginning on June 26, 2001. The above-mentioned operations will be conducted at the Sao Paulo Stock Market - BOVESPA, based on market rates, and the following brokerages shall work as intermediaries: SUDAMERIS - CORRETORA DE CAMBIO E VALORES MOBILIARIOS S/A, AV. ENGENHEIRO LUIZ CARLOS BERRINI 1297 - 2 ANDAR - CEP 04571-010 - SAO PAULO-SP; BBA ICATU - CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A, AV. PAULISTA, 37 - 20 ANDAR - CEP 01311-902 - SAO PAULO-SP; E NOVACAO S/A - CORRETORA DE CAMBIO E VALORES MOBILIARIOS, AV. PAULISTA 1294 - 4 ANDAR - CEP 01310-915 - SAO PAULO - SP.

                            Brasilia, June 22, 2001.


                          MARIO CESAR PEREIRA DE ARAUJO
                    President and Head of Investor Relations


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                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                             (Publicly Held Company)
                               NIRE 53.30000.580-0
                          CNPJ/MF no 02.558.132/0001-69

                MINUTES OF THE 98th (NINE-EIGHTH) EXTRA-ORDINARY
                                  BOARD MEETING
                              Held on June 22, 2001

1. TIME, DATE AND LOCATION OF THE MEETING: The meeting was held at 14:00 on June 22, 2001, at the Company's headquarters, located at Setor Comercial Sul, Quadra 02, Bloco C, n(0) 226, Edificio Telebrasilia Celular, 7(0) andar, CEP 70302-916, in the city of Brasilia, Federal District of Brazil. 2. - CALL: As provided by
Article 20 of the Company's bylaws, no call was required given that all members of the Company's Administrative Council were present. 3. - TABLE: The works were presided by the Chairman of the Board, Mr. ALEXANDRE BELDI NETTO, who invited Mr. MARCO ANTONIO BELDI to assist him. 4. -DELIBERATIONS: The members of the board unanimously voted with no restrictions for the following: I. Approval of the acquisition by the Company at market value of up to 28,150,000,000 (twenty-eight billion, one hundred and fifty million) shares issued by the Company, of which a maximum of 4,750,000,000 (four billion, seven hundred and fifty million) are common shares and a maximum of 23,400,000,000 (twenty-three billion and four hundred million) are preferred shares, for cancellation or permanence in treasury and future sale, with no reduction in Share Capital, as provided by Article 17 / VII of the Company's Bylaws and CVM instructions n(0) 10/1980, 268/97 and 299/99. The Board is responsible for defining the moment and the amount of shares to be effectively purchased. The acquisitions aim to invest available cash resources whenever their price does not adequately reflect the Company's financial and economic performance. The above-mentioned operations will be conducted at the Sao Paulo Stock Market - BOVESPA, based on market rates, with following brokerages working as intermediaries: Sudameris - Corretora de Cambio e Valores Mobiliarios S/A, BBA Icatu - Corretora de Titulos e Valores Mobiliarios S/A and Novacao S/A - Corretora de Cambio e Valores Mobiliarios. The operations will be supported by the value of the available reserves existing in the Equity Balance, as provided by Article 7 of CVM Instruction 10/80. The present authorization will remain effective for a maximum period of three months beginning on June 26, 2001 and finishing on September 25, 2001. II. On this date the Company has a total of 297,544,224,773 (two hundred and ninety-seven billion, five hundred and forty-four million, two hundred and twenty-four thousand, seven hundred and seventy-three) outstanding shares, of which 57,514,227,713 (fifty-seven billion, five hundred and fourteen million, two hundred and twenty-seven thousand, seven hundred and thirteen) common shares and 240,029,997,060 (two hundred and forty billion, twenty-nine million, nine hundred and ninety-seven thousand and seventy) preferred shares. 5. - Having no further issues to address, the meeting was closed and the present minutes were drawn, read, approved and signed by all members. Brasilia, June 22, 2001. I certify that the present document is a true copy of the original one.


                             ALEXANDRE BELDI NETTO
                             Chairman of the Board



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THIS  RELEASE  CONTAINS  FORWARD-LOOKING  STATEMENTS.  STATEMENTS  THAT  ARE NOT
STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Tele Centro Oeste Cellular Holding Company


Date: June 25, 2001               By: /S/ MARIO CESAR PEREIRA DE ARAUJO
                                      -------------------------------------
                                      Name:  Mario Cesar Pereira de Araujo
                                      Title: President